UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)


                          Allergy Research Group, Inc.
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                                (Name of Issuer)

                   Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                     01849R
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 12, 2005
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.                      SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              743,733
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            743,733
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     743,733
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

CUSIP No. 01849R                    SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the Common Stock $.001 par value ("Common Stock") of Allergy Research Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 2300 North Loop Road, Alameda, California 94502. The Issuer has previously reported that as of October 28, 2005, the Issuer had 14,516,605 shares of Common Stock issued and outstanding.


Item 2.  Identity and Background.

     (a) This Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

        On December 12, 2005, Mr. Bronson using his own personal funds purchased 127,714 shares of Common Stock in an open market transaction at $0.82 per share for a total cost of approximately $104,725.


Item 4.  Purpose of Transaction.

         Mr. Bronson acquired the shares of the Issuer for investment purposes. Additionally, Mr. Bronson may, for his own account, (i) increase or decrease his beneficial ownership of Common Stock or other securities of the Issuer,
(ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

        On November 1, 2005, Mr. Bronson delivered a letter (the "November 1st Letter") to the Board of Directors of the Issuer indicating that he believed that Board of Directors had, among other things, excessively compensated two executives of the issuer and approved an interested party transaction, namely a lease, that may not have been on commercially reasonable terms. Mr. Bronson also indicated in the November 1st Letter that he believed that shareholder value may be maximized if the Issuer were to be sold or enter into a going private transaction. The foregoing is a brief summary of the contents of the November 1st Letter. Readers are referred to the November 1st Letter, which is attached as an Exhibit to this Schedule 13D, for all of the issues, plans and proposals presented to the Issuer by Mr. Bronson.

         On November 30, 2005, the Board of Directors of the Issuer (the "November 30th Letter") issued its response to the November 1st Letter. A copy of the November 30th Letter is also attached as an Exhibit to this Schedule 13D. Mr. Bronson is currently considering responding to the November 30th Letter. In the event Mr. Bronson does respond to the November 30th Letter he will, if necessary, among other things, timely file an appropriate amendment to this
Schedule 13D.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 743,733 shares of the Issuer's Common Stock, representing approximately 5.1% of the total shares of Common Stock issued and outstanding.

     (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days or since the filing of his last Schedule 13D:

         None

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - November 1, 2005 Letter, from Mr. Bronson to the Board of Directors of the Issuer.

     Exhibit 2 - November 30, 2005 Letter, from the Board of Directors of the Issuer to Mr. Bronson.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2005



                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON



     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                       Exhibit 1


                                Steven N. Bronson
                             C/O Catalyst Financial
                               100 Mill Plain Road
                            Danbury Connecticut 06811

Via Federal Express

November 1, 2005

The Board of Directors
Allergy Research Corporation
2300 North Loop Road
Alameda, California 94502

Ladies and Gentlemen:

For nearly four years, I have been a supportive shareholder of Allergy Research Corporation ("ARC" or the "Company"). As the beneficial owner of 703,733 shares of common stock, my interest represents approximately 4.84% of the total publicly issued and outstanding shares of the capital stock of the Company. This letter serves to reinforce my belief that all shareholders would benefit by taking the Company private. Beyond the obvious cost-savings to be derived and the attendant heightened focus, management would avoid the perception of any conflict of interest, a perception that has come to the fore in light of management's recent actions. I refer to the following:

     o Despite no appreciation in the price of ARC common stock over the past two years, the Board of Directors (the "Board") has approved compensation to the Levines totaling $479,101 for fiscal year 2003, and $694,994 for fiscal year 2004. These amounts represent approximately 24.4% and 31.8% of the EBIT achieved by the Company in the respective periods. From my perspective, these amounts are excessive, given the Company's size and recent operating performance. Additionally, the compensation afforded ARC insiders, appears to be in excess of that enjoyed by the Company's publicly-traded peer group. I identified four companies in the peer group, with revenues ranging from approximately $10 million to $39 million - note that the Company's activities place it toward the lower end of this peer group, having generated less than $16 million in revenues during the past twelve months. Total compensation paid to the chief executives of these organizations, range from approximately $98,000 to $275,000, with only one chief executive awarded a small bonus during the year. Given this context, it is difficult for me to understand how shareholders' interests are aligned with those of insiders, particularly in light of the Levine's significant ownership interest in the Company.

     o The Company has leased new office space from AirBen, Corp., an entity owned and controlled by the Levines. Regardless of whether the rent is on terms that are at least as favorable as those which might have been obtained from a disinterested third party (a fact that I have not yet been able to verify), it is my belief that, in light of the conflict of interest issues that arise, insider transactions of this nature should be avoided at all cost. Additionally, the standard for long-term, commercial real estate transactions of this nature requires the lesser to subsidize or fully pay for "build out" costs. I note that the Company paid for all such costs in its transaction with AirBen - it is thus difficult for me to understand how this transaction was at "arms length" or in the best interest of ARC shareholders.

It is my belief that the practices outlined above will have a material adverse impact on the Company's disinterested shareholders. Indeed, one must question whether the review and approval of these actions by the Board comports with the legal standards governing the Board's statutory and common law fiduciary duties
- especially those rules pertaining to director conflict of interest transactions.

I hope that you believe, as I do, that ARC shares are undervalued and that shareholders are best served by a "going private" transaction where disinterested owners are paid a fair and reasonable price for their holdings - please be aware that I am willing to facilitate this process in whatever role you believe appropriate. Alternatively, I would be interested in discussing my interest in purchasing the Company.

Should I choose (as is presently the case) to increase my ownership in the Company beyond 5% , I will have no choice but to make this correspondence public as required by regulation.

I look forward to a favorable and constructive response from the Board in the next couple of weeks.

Sincerely,

/s/ Steven N. Bronson
--------------------------
Steven Bronson

cc: Fred Salomon

                                                                       Exhibit 2

                     [LETTERHEAD OF ALLERGY RESEARCH GROUP]



November 30, 2005

Mr. Steven N. Bronson
Catalyst Financial
100 Mill Plain Road
Danbury, Connecticut 06811



Dear Mr. Bronson:

     We are in receipt of your correspondence dated November 1, 2005, and appreciate your suggestions with respect to the future of Allergy Research Group, Inc. As always, we are looking into and considering all Options which may be available to the company in light of the best interests of the company and our shareholders. Specific details regarding and transaction, including but not limited to any going private transaction, which we might consider would, of course, be presented to the shareholders in our public disclosure and cannot be discussed in detail with any investor absent a non-disclosure agreement under Regulation F-D. However, if you are interested in making an offer to purchase the company, as indicated in your correspondence, we will be happy to entertain any reasonable offer for cash consideration.

     If you are interested in entering into discussions with respect to a potential acquisition of Allergy Research Group, Inc., please let us know and we will forward our standard Non-Disclosure Agreement to you.


Sincerely,


/s/ Stephen A. Levine

Stephen A. Levine
SEO & Chairman of the Board


CC.  Fred Salomon, President
     Susan Levine, Vice President & Secretary
     Ed Kane, Member of the Board



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        Allergy Research Group/Nutricology(R) Inc. - www.nutricology.com
   30806 Santana St., Hayward, CA 94544 - (800) 487-8526 - FAX (510) 487-8682